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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)*

                                   Alkermes, Inc.
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                                  (Name of Issuer)

                                    Common Stock
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                            (Title of Class of Securities)

                                     01642T108
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                                   (CUSIP Number)

          Carol A. Gamble, Vice President and Associate General Counsel
                ALZA Corporation, 950 Page Mill Road, P.O. Box 10950,
                           Palo Alto, California 94303-0802
                                    (415) 496-8143
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                        Purchase of Common Stock   03/18/97
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Pursuant to a Stock Purchase Agreement between ALZA Corporation ("ALZA") and Alkermes, Inc. ("Alkermes") dated as of February 13, 1997, ALZA purchased two million shares of Alkermes Common Stock (approximately 9.7% of the class) on March 18, 1997. The purchase price was $25 per share.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         By:
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                                            Carol A. Gamble
                                            Vice President and Associate
                                             General Counsel

                                         March 18, 1997



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